VIA EDGAR

April 15, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:          Ms. Christina Chalk

Re:	ZEVRA THERAPEUTICS, INC. PREC14A filed April 10, 2025 Filed by the Mangless Group SEC File No. 1-36913

Dear Ms. Chalk:
This letter is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 11 2025. Your comments are reproduced below in bold italics, followed in each case by the response of Daniel J. Mangless, Travis V. Mickle, PhD, and Arthur C. Regan (together, the “Mangless Group”).
PREC14A filed April 10, 2025
Letter to Shareholders, page i
1.
We note the following statement in the Letter to Shareholders: “While the election at Zevra’s 2023 Annual Meeting of Stockholders brought about important change, including new leadership with extensive commercial experience, many other important issues remain unresolved to the detriment of all Zevra stockholders.” As you allude to here, three of your Nominees were elected and have been members of the Company’s board of directors since 2023. If both of your current Nominees are also elected, a majority of Zevra’s board will be represented by your Nominees. In this context, it would be important for shareholders to understand what specific changes at Zevra they would attempt to effectuate. Please revise the proxy statement generally to describe any plans or any agenda items, including where you reference “unresolved issues” or “poor practices,” and to generally be more specific about things you believe should be changed and how you would change them. See also our comments below.

Response:

We acknowledge the Staff’s comment and advise the Staff that we have revised pages 2 and 3 of the Amendment No. 1 of the preliminary proxy statement (the “proxy statement”) to provide the required disclosure.
2.
Please expand to specifically identify the “poor governance practices” at Zevra which you assert are part of the reason you are conducting this solicitation. Describe any efforts made by your Nominees who were elected in 2023 and remain current board members to improve such practices since they were elected.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 8 of the proxy statement to provide the required disclosure.
Proposal 1, Election of Directors, page 9
3.
We note the following statement in this section of the proxy statement: “The Proponent is not seeking to acquire control of the Company.” Balance this disclosure by revising to note that if both of your Nominees are elected to the board of directors, combined with your three Nominees who were elected in 2023, they will represent a majority of the board.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 9 of the proxy statement to provide the required disclosure.
Voting and Voting Procedures, page 12
4.
Refer to the first sentence under “How do I vote by proxy?” on page 12. The disclosure should be clarified to address the fact that the three identified voting options are available only for Proposal 2, and that there is a “WITHHOLD” option for Proposal 1 but no ability to abstain. See our comment below regarding the need to describe the effect of each voting option, pursuant to Item 21(b) of Schedule 14A.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised pages 12 and 15 of the proxy statement to provide the required disclosure.
What happens if I return a BLUE proxy card but give voting instructions for fewer than two candidates?, page 14
5.	Since there are only two board seats up for election at the annual meeting, the reference to the plural “Nominees” in the last sentence of this section should be clarified. Please revise.
Response:

We acknowledge the Staff’s comment and advise the Staff that we have revised page 14 of the proxy statement to provide the required disclosure.
What if I return a WHITE proxy card but give voting instructions for more than two candidates?, page 14
6.	The reference to a WHITE proxy card in the heading to this section appears to be an error, since you are using a blue card. Please revise or advise.
Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 14 of the proxy statement to provide the required disclosure.
When are stockholder proposals and director nominations due for next year’s annual  meeting?, page 15
7.
Provide the disclosure required by Rule 14a-5(e)(4) regarding the notice required by Rule 14a-19. See CDI 139.03 under “Proxy Rules” on our Web site at www.sec.gov, and in particular, the guidance applicable where the Company’s bylaw provisions do not require the same disclosure as Rule 14a-19. It appears from the Company’s proxy statement that the Company’s bylaw provisions may not mirror the information required by Rule 14a-19. Please revise or advise.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 16 of the proxy statement to provide the required disclosure.
Solicitation; Expenses, page 16
8.
Note that if both of your Nominees are elected, directors you have nominated will represent a majority of the board and may effectively give you the ability to receive reimbursement from the Company for the expenses incurred in this solicitation. Please revise your disclosure to reflect this. In addition, note whether you will seek reimbursement for the expenses incurred for the prior solicitation in 2023.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 17 of the proxy statement to provide the required disclosure.
Additional Participant Information, page 16
9.
In the first sentence of this section, you identify the persons that “are anticipated to be” participants in the solicitation. Revise to definitively state the participants in the solicitation and avoid using the language cited in any future soliciting materials.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 17 of the proxy statement to provide the required disclosure.
10.
Refer to the last sentence of this section, where you state that you will deliver a proxy statement and form of proxy to holders of “at least 67% of the holders of the Company’s voting shares in order to comply with Rule 14a-19(a)(3) under the Exchange Act.” However, Rule 14a-19(a)(3) requires you to undertake to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the director election. Please revise.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 17 of the proxy statement to provide the required disclosure.
Form of Proxy Card, page 17
11.	Please revise to mark the form of proxy card as “Preliminary.” See Rule 14a-6(e).
Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 22 of the proxy statement to provide the required disclosure.
12.
We note the reference to where proxy materials are available on the form of the proxy card. If shareholders may access your proxy filings on a Web site you have established pursuant to Rule 14a-16, consider also including that citation in the body of the proxy statement.

Response:
We acknowledge the Staff’s comment and advise the Staff that we will not be posting proxy filings on a website. We have removed the references to a website.
General
13.	In an appropriate part of the proxy statement, describe the effect of a “WITHHOLD” or “ABSTAIN” vote on Proposals 1 and 2, respectively. See Item 21(b) of Schedule 14A.
Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 15 of the proxy statement to provide the required disclosure.

14.	Describe the circumstances under which brokers will have discretionary authority to vote on the matters to be presented at the annual meeting, if they do not receive instructions from their clients.
Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 15 of the proxy statement to provide the required disclosure.
15.
As previously discussed, we have identified multiple posts by nominee Arthur Regan on the “Stocktwits” platform relating to this contest that appear to be soliciting materials. These solicitations were made before the Mangless Group’s proxy statement was filed, were not filed on EDGAR, and did not contain the legend and participant information required by Rule 14a-12. Please advise, including by addressing how these activities comply with the proxy rules. We also direct your attention to Compliance and Disclosure Interpretation 164.02 (Satisfying Legend and Hyperlink Requirements) (April 21, 2014), which provides guidance on electronic communications including social media postings.

Response:
We acknowledge the Staff’s comment and the requirements of Rule 14a-12 and confirm our understanding of the filing and disclosure requirements regarding the publication of written soliciting materials. We will file Mr. Regan’s posts on April 16, 2025, under the EDGAR header tag DFAN14A.
If additional social media posts are made that could be viewed as written solicitations in connection with the Zevra annual meeting, the intent is to continue to file those posts with the Commission, to include the information and legends and to include a link to the legends as part of the social media posts in accordance with the staff of the Commission’s views outlined in Securities Act Rule CDI 164.02.

We acknowledge that the filing persons are responsible for the accuracy of their disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the filing persons may not use the staff comments as a defense in any proceeding.
Please contact me at 414-297-5596 if you need any additional information.
Sincerely,

/s/ Peter Fetzer
Peter Fetzer

cc: Daniel J. Mangless
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